Exhibit 99.1

Merus Labs International Inc.
First Quarter Report 2012
For the Three Months Ended December 31, 2011 and 2010

Merus Labs International Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

			Merus Labs International Inc.
		Consolidated Interim Balance Sheets
		Unaudited - Prepared by Management
			(Expressed in Canadian dollars)

As at:		December 31	September 30	October 1
		2011	2011	2010
Assets
Current assets
Cash		$9,722,658	$5,059,650	$8,710,990
Short-term investments	note 4	1,490,197	3,134,137	6,721,128
Trade and other receivables		1,422,350	78,978	2,156,289
Inventories		676,771	-	-
Loans receivable	note 6	150,000	1,598,260	-
Prepaid expenses		12,055	19,676	331,037
Real estate held for sale	note 7	1,116,000	1,116,000	1,116,000
		14,590,031	11,006,701	19,035,444
Non-current assets
Investments	note 4	-	-	141,006
Property and equipment		10,935	12,150	463,918
Intangible assets	note 5	19,465,983	-	-
Goodwill	note 3	17,057,337	-	-
		$51,124,286	$11,018,851	$19,640,368
Liabilities and Equity
Current liabilities
Bank indebtedness	note 8	$-	$-	$780,000
Trade and other payables		1,142,323	686,339	955,149
Income taxes payable		468,369	-	-
Derivative liabilities	note 10	-	-	775,318
Deferred revenue		-	-	76,883
Long term debt due within one year	note 11	4,003,788	-	27,326
		5,614,480	686,339	2,614,676
Non-current liabilities
Long term debt	note 11	332,107	-	70,178
Deferred income taxes	note 14	1,366,110	-	-
Total liabilities		7,312,697	686,339	2,684,854

Equity
Equity attributable to Shareholders of the Corporation
Share capital	note 12	40,210,049	8,762,524	8,762,524
Contributed surplus	note 13	31,083,296	30,719,348	29,781,172
Warrants	note 13	1,932,384	-	-
Deficit		(29,414,140)	(29,149,360)	(21,595,424)
		43,811,589	10,332,512	16,948,272

Non-controlling interests		-	-	7,242
		43,811,589	10,332,512	16,955,514
		$51,124,286	$11,018,851	$19,640,368

Commitments (note 15)

Approved on behalf of the Board:

(signed)	(signed)
Robert Pollock,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

		Merus Labs International Inc.
Consolidated Interim Statements of Operations and Comprehensive Income
	Unaudited - Prepared by Management
		(Expressed in Canadian dollars)
For the three months ended:		December 31	December 31
		2011	2010
Revenues	note 2	$312,363	$-
Cost of goods sold	note 2	47,891	-
Gross margin		264,472	-
Operating expenses:
General and administrative		329,686	602,941
Acquisition costs	note 3	405,444	-
		735,130	602,941

Loss before depreciation, amortization, interest expense, investment income and taxes		(470,658)	(602,941)

Amortization of intangible assets	note 5	44,440	-
Depreciation		1,215	7,432
Interest expense		-	7,154
Investment income	note 4	(251,533)	(1,574,404)
(Loss) earnings before income taxes and non-controlling interest		(264,780)	956,877
Income tax recovery - current	note 14	-	-
- deferred	note 14	-	-
(Loss) earnings from continuing operations		(264,780)	956,877
Loss from discontinued operations, net of income taxes	note 18	-	(195,518)
Net (loss) income and comprehensive income		(264,780)	761,359
Non-controlling interest		-	1,530
(Loss) income attributable to shareholders of Merus		$(264,780)	$759,829
(Loss) earnings per share
Basic		$(0.03)	$0.09
Diluted		$(0.03)	$0.09
(Loss) earnings per share - continuing operations
Basic		$(0.03)	$0.12
Diluted		$(0.03)	$0.12
Loss per share - discontinued operations
Basic		$-	$(0.02)
Diluted		$-	$(0.02)

Weighted average number of common shares outstanding - basic		10,108,479	8,028,377
Weighted average number of common shares outstanding - diluted		10,108,479	8,028,377

The accompanying notes are an integral part of these consolidated financial statements

	Merus Labs International Inc.
	Consolidated Statements of Cash Flows
	Unaudited - Prepared by Management
	(Expressed in Canadian dollars)
For the three months ended:	December 31	December 31
	2011	2010
Operating activities
Net income (loss) for the period	$(264,780)	$759,829
Loss (earnings) from discontinued operations	-	195,518
Items not involving cash:
Amortization of intangible assets	44,440	-
Depreciation	1,215	7,432
Non-controlling interest	-	1,530
Stock based compensation	20,910	-

Net change in non-cash working capital balances:
Accounts receivable	487,530	(22,940)
Prepaid expenses	9,494	54,002
Inventories	31,564	-
Short term investments	1,643,940	(877,765)
Accounts payable and accrued liabilities	(93,829)	(92,676)
Derivatives held for trading	-	(368,929)
Deferred revenue	-	-
Net cash provided by (used in) operating activities	1,880,484	(343,999)
Financing activities
Operating line of credit	-	90,000
Non-controlling interest	-	(687)
Assumption of long-term debt	(6,890,110)	-
Private placement proceeds	7,945,633	-
Net cash provided by financing activities	1,055,523	89,313
Investing activities:
Investments	-	3,540
Loans receivable	746,462	-
Cash acquired in amalgamation	980,539	-
Net cash provided by investing activities	1,727,001	3,540
Net change in cash	4,663,008	(251,146)

Cash, beginning of period	5,059,650	8,710,990

Cash, end of period	$9,722,658	$8,459,844
Supplemental cash flow information:
Interest paid	$-	$10,034
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements

				Merus Labs International Inc.
			Consolidated Statement of Shareholders' Equity
				Unaudited - Prepared by Management
				(Expressed in Canadian dollars)
						Total equity
					Non-	attributable to
		Contributed			controlling	shareholders
	Share capital	surplus	Warrants	Deficit	interest	of Merus
Balance, September 30, 2011	$8,762,524	$30,719,348	$-	$(29,149,360)	$-	$10,332,512
Stock based compensation (note 12)	-	20,910		-	-	20,910
Private placement (note 12)	7,945,633	-		-	-	7,945,633
Issuance of securities pursuant to amalgamation (note 12)	23,501,892	343,038	1,932,384	-	-	25,777,314
Net loss for the period	-	-		(264,780)	-	(264,780)
Balance, December 31, 2011	$40,210,049	$31,083,296	$1,932,384	$(29,414,140)	$-	$43,811,589

Balance, October 1, 2010	$8,762,524	$29,781,172	$-	$(21,595,424)	$7,242	$16,955,514
Net income for the period	-	-	-	759,829	1,530	761,359
Balance, December 31, 2010	$8,762,524	$29,781,172	$-	$(20,835,595)	$8,085	$17,716,186

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

1.	Nature of Business

Merus Labs International Inc. (formerly Envoy Capital Group Inc.) and its subsidiaries (“the Company”), operated in Canada under the Business Corporations Act (Ontario) until December 19, 2011 and subsequently under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of legacy-branded prescription and over-the-counter pharmaceutical products.

Basis of Presentation

These consolidated interim financial statements of the Company have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, using accounting policies which are consistent with the with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for interim financial statements. The consolidated interim financial statements have been prepared on a historical cost basis, except for items that are required to be accounted for at fair value. Furthermore, they have been prepared in accordance IAS 34, Interim Financial Statements, including IFRS 1, First-time Adoption of IFRS. These interim consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements. The policies set out below have been consistently applied to all the periods presented. For all periods up to and including the year ended September 30, 2011 the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These interim consolidated financial statements, for the period ended December 31, 2011, are the first the Company has prepared in accordance with IFRS. Accordingly, the Company has prepared consolidated financial statements which comply with IFRS applicable for periods beginning on October 1, 2011 as described in the accounting policies. In preparing these interim consolidated financial statements, the Company’s opening balance sheet was prepared as at October 1, 2010, the Company’s date of transition to IFRS. Note 20 explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated balance sheet and statement of operations and comprehensive loss as at December 31, 2010 and for the three months then ended and the consolidated balance sheet and statement of operations and comprehensive loss as at September 30, 2011 and for the year then ended.

The consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on March 14, 2012.

2.	Significant Accounting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Merus Labs International Inc. Intercompany balances and transactions are eliminated on consolidation.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

Subsidiaries as at December 31, 2011, September 30, 2011 and October 1, 2010 are as follows:

December 31		September 30	October 1
	2011	2011	2010	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Merus Labs Inc.	100.0	-	-	British Columbia
ECG Properties Inc.	100.0	100.0	100.0	Ontario
Envoy Securities Corp.	100.0	100.0	100.0	Ontario
ECG Holdings (US) Inc.	100.0	100.0	100.0	Delaware
Envoy Capital Group
Monaco S.A.M.	-	-	99.8	Monaco
Watt International Inc.	-	-	100.0	Ontario
Watt International (USA) Inc.	-	-	100.0	California
1632159 Ontario Ltd.	-	-	100.0	Ontario

On September 30, 2011, the Company sold its ownership in Watt International Inc. (“Watt”). The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate. As a result, Watt’s operations for fiscal 2011 have been presented as discontinued operations. Investments in which the Company has a significant influence are accounted for using the equity method.

(b)	Accounting estimates and judgements

The preparation of financial statements requires management to make judgments, estimates and assumptions about future events that affect the application of policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used include, among others, collectibility of trade and other receivables, valuation of short-term investments, inventories, intangible assets and goodwill, and measurement of share-based compensation.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the estimated useful lives of intangible assets.

(c)	Cash and cash equivalents

Cash equivalents include highly liquid term investments, where the initial terms to maturity are less than 90 days.

(d)	Financial instruments

The Company classifies all financial instruments as either fair value through profit and loss (“FVTPL”), available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Financial instruments at FVTPL are measured at fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

Cash	Fair value through profit and loss
Short term investments	Fair value through profit and loss
Trade and other receivables	Loans and receivables
Loans receivable	Loans and receivables
Bank indebtedness	Other financial liability
Trade and other payables	Other financial liability
Derivative liabilities	Fair value through profit and loss
Long term debt	Other financial liability

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

(ii) Privately-held investments:

Securities in privately-held companies designated as FVTPL or AFS are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties. Such evidence might include significant subsequent equity financing by an unrelated professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

(e)	Inventories

Inventories are comprised of raw materials, work in progress, and finished goods of pharmaceutical product and are recorded at the lower of cost or net realizable value on a first-in first-out basis. The Company establishes inventory reserves for estimated obsolete or unsaleable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future and market conditions.

(f)	Trade and other receivables

Trade and other receivables are stated at their principal balances and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of trade receivables. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(g)	Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements and trademarks. Intangible assets are recorded at cost and amortized over their useful life of 2 to 10 years.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(h)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.

(i)	Impairment of assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill is tested annually for impairment.

Recoverable amount is the higher of the fair value less costs to sell, and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assignments of the time value of money and the risks specific to the asset.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of operations.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Goodwill impairment losses are not reversed.

(j)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(k)	Income taxes

Provision for income taxes consists of current and deferred tax expense and is recognized in operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted, if necessary, to reflect the estimated realizable amount.

(l)	Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. At each balance sheet date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

(m)	Revenue recognition

Revenue from product sales, including shipments to distributors, is recognized when the product is delivered to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product. Revenue from product sales is recognized net of sales discounts, credits, returns, rebates and allowances.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns, which is applied directly against sales.

(n)	Share-based compensation

From time to time, the Company grants options to directors, officers, employees and non- employees to purchase common shares. The Company accounts for its stock options using the fair-value method. Share-based payment, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

(o)	Comprehensive income or loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources, and comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the balance sheet.

(p)	Basic and diluted net earnings per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments.

(q)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(r)	Future changes in accounting standards

During 2011 the following new standards were issued effective for annual periods beginning on or after January 1, 2013.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

  IFRS 10 Consolidated Financial Statements: IFRS 10 outlines the principles for the presentation and preparation of consolidated financial statements.

  IFRS 11 Joint Arrangements: IFRS 11 defines the two types of joint arrangements (joint operations and joint ventures) and outlines how to determine the type of joint arrangement entered into and the principles for accounting for each type of joint arrangement.

  IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows.

  IFRS 13 Fair Value Measurement: IFRS 13 defines fair value, summarizes the methods of determining fair value and outlines the required fair value disclosures. IFRS 13 is utilized when another IFRS standard requires or allows fair value measurements or disclosures about fair value measurements.

Accounting standards that have been amended but are not yet effective include:

  IAS 27 Separate Financial Statements: IAS 27 outlines the accounting principles to be applied with regards to investments in subsidiaries, joint ventures and associates when an entity elects or is required by local regulations to present separate, non-consolidated, financial statements. The previous standard was titled IAS 27 Consolidated and Separate Financial Statements.

  IAS 28 Investments in Associates and Joint Ventures: IAS 28 outlines the accounting treatment and corresponding application of the equity method of accounting in investments in associates and joint ventures. The previous standard was titled IAS 28 Investments in Associates.

The Company is currently evaluating the impact that these standards will have on its financial statements.

3.	Amalgamation

On December 19, 2011, the Company and Merus Labs International Inc. (“Old Merus”) amalgamated and formed a new entity under the name Merus Labs International Inc. The securities of the two companies that were issued and outstanding immediately before the Amalgamation were converted into securities of the Company as follows:

(a)

the common shares of Old Merus were exchanged for common shares of the Company on the basis of one common share of the Company for every four common share of Old Merus. Stock options and share purchase warrants were exchanged on the same basis. The exercise price and all other terms and conditions for all options and warrants issued by the Company remained the same as the original Old Merus options and warrants.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

(b)	the issued and outstanding common shares held by shareholders before the Amalgamation were exchanged for common shares of the Company on the basis of one common share of the Company for every one share previously held. Stock options were exchanged at the same ratio. All terms and conditions of the stock options and share purchase warrants remain unchanged.

The Amalgamation resulted in the Company issuing common shares, stock options, and share purchase warrants to Old Merus shareholders, option holders, and warrant holders as follows:

	Old Merus	Issued
	Outstanding	by the
	Pre-Amalgamation	Company

Common shares	47,003,784	11,750,946
Stock options	910,000	227,500
Share purchase warrants	9,614,230	2,403,557

The Amalgamation has been accounted for using the acquisition method, with the Company as the acquirer, whereby all the Old Merus assets acquired and liabilities assumed were recorded at fair value. The purchase price allocation is summarized as follows:

Purchase price consideration
Common shares issued	$23,501,892
Stock options issued	343,038
Share purchase warrants issued	1,932,384
Fair value of net assets acquired	25,777,314
Carrying value of investment in Old Merus	701,798
Total purchase price consideration	$26,479,112

The Company stock options granted and warrants issued in exchange for the Old Merus options and warrants were assigned a fair value based on the following weighted average assumptions used in the Black-Scholes option pricing model:

	Options	Warrants
Risk-free interest rate	2.0%	2.0%
Expected share price volatility	100%	100%
Weighted average expected life	0.66 years	1.28 years
Expected dividends	Nil	Nil

Costs incurred to complete the amalgamation were approximately $405,000. In addition, the Company recorded a gain of $139,305 on the shares of Merus held prior to the amalgamation in order to recognize the increase in value of its holdings. The gain was recorded as investment income in the period. Goodwill recorded on acquisition is not deductible for income tax purposes.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The purchase price allocation is preliminary and is subject to change upon completion of the valuation of the identifiable net assets acquired. The fair value of the acquired identifiable net assets is allocated as follows:

Cash	$980,539
Trade and other receivables, net of allowance of $nil	1,830,902
Inventories	708,335
Prepaid expenses	1,873
Intangible assets	19,510,423
Goodwill	17,057,337
Trade and other payables	(547,813)
Due to related party	(2,000)
Income taxes payable	(468,369)
Long term debt	(11,226,005)
Deferred income taxes	(1,366,110)
Net assets acquired	$26,479,112

The quarter ended December 31, 2011 included the operations of Old Merus for 11 days from December 20, 2011, the first day after amalgamation, to December 31, 2011. As this is not reflective of the revenues the Company would expect to earn during a quarter, the Company has prepared the following pro-forma statement of operations to illustrate what the Company’s results would have been if it owned Old Merus from October 1 to December 31, 2011:

	As reported	Old Merus	Pro-forma
	in the Interim	results from	Interim
	Statement of	October 1 to	Statement of
	Operations	amalgamation	Operations

Revenues	$312,363	$2,483,176	$2,795,539
Cost of goods sold	47,891	306,202	354,093
Gross margin	264,472	2,176,974	2,441,446

Operating expenses:
General and administrative	329,686	165,745	495,431
Sales and marketing	--	66,711	66,711
Acquisition costs	405,444	--	405,444
	735,130	232,456	967,586
Earnings (loss) before depreciation,
amortization, interest expense and
investment income	(470,658)	1,944,518	1,473,860

Amortization of intangible assets	44,440	299,970	344,410
Depreciation	1,215	--	1,215
Interest expense	--	64,961	64,961
Investment income	(251,533)	(2,892)	(254,425)

Net income (loss)	(264,780)	1,582,479	1,317,699

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

4.	Investments

	December 31	September 30	October 1
	2011	2011	2010
Short-term investments
Publicly-traded investments
Equities	$216,789	$979,547	$6,510,492
Derivatives	9,488	193,430	210,636
	226,277	1,172,977	6,721,128
Privately held investments
Equities	1,263,920	1,961,160	-
Total short-term investments	$1,490,197	$3,134,137	$6,721,128

Investments
Investment in capital pool company	$-	$-	$141,006
Total investments	$-	$-	$141,006

As at December 31, 2011 the portfolio of short-term investments was invested in marketable securities, including common shares and warrants, as well as investments in private entities that have been designated as FVTPL. The specific investments within the portfolio vary depending on market conditions. Private entity investments are valued at the last known trade price. This valuation was further supported by the sale of a portion of the Company’s private equity holdings during the current period. For the three months ended December 31, 2011, the investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, earned $183,609 (December 31, 2010 - $1,574,404), after deducting fees and expenses.

At October 1, 2010 the Company owned approximately a 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of the Company’s management group were also officers and directors of Sereno and exercised significant influence. Accordingly, the investment in Sereno was accounted for using the equity method. In February 2011, the Company sold its shares in Sereno at their original cost of $200,000 in a private transaction. Gains and losses from this investment were included in investment income.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

5.	Intangible assets

	Licensing	Trademark	Total
	Distribution

Cost at October 1, 2010
and September 30, 2011	$-	$-	$-
Acquired through amalgamation	122,019	19,388,404	19,510,423

Cost at December 31, 2011	$122,019	$19,388,404	$19,510,423

Accumulated amortization at October 1,
2010 and September 30, 2011	$-	$-	$-
Amortization charge	1,029	43,411	44,440
Accumulated amortization at
December 31, 2011	$1,029	$43,411	$44,440

Net book value at October 1, 2010
and September 30, 2011	$-	$-	$-
Net book value at
December 31, 2011	$120,990	$19,344,993	$19,465,983

Licensing and Distribution Agreement

In September 2010, the Company acquired an exclusive licensing and distribution agreement to import, distribute and sell products of Innocoll Pharmaceuticals Inc. (“Innocoll”). Pursuant to the agreement, the Company is subject to the following licensing fees on sales of the products:

    6% of sales for all products for the second year following the first sale of any product, subject to a minimum of $87,500; and

    15% of sales for all products for the third year following the first sale of any product, subject to a minimum of $200,000.

The Company has not yet launched the products and consequently is not obligated for any additional licensing fees.

Trademark

The Trademark provides the Company with the rights to manufacture, market and sell Vancocin Oral 125 mg and 250 mg capsules in the Canadian market. In accordance with the asset purchase agreed between Old Merus and Iroko International LP (Iroko), the final payment for the acquisition of the trademark of US$3,804,133 is due on or before May 13, 2012 (see Note 11). All amounts owing under the agreement were paid in full on February 28, 2012.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

6.	Loans receivable

	December 31	September 30	October 1
	2011	2011	2010

Loan receivable – Old Merus	$-	$1,248,260	$-
Loan receivable – Watt	150,000	350,000	-
Total loans receivable	$150,000	$1,598,260	$-

In May 2011, the Company advanced a loan in the principal amount of $1,850,000 to Old Merus, a then unrelated entity. The loan bore interest at 12% per annum, compounded monthly, with payments of $123,333 plus accrued interest due on the last business day of each month. The loan had an initial six month term and was secured by a promissory note, share pledge agreement and a general security agreement on the assets of Old Merus.

In connection with the loan, the Company received 925,000 units from Old Merus, each consisting of one common share and one share purchase warrant granting the Company the right to purchase a common share of Old Merus at a purchase price of $0.40, for a term of two years from the date of issuance of the warrant. The Company accounted for these units as loan fees totaling $517,352 by adjusting the yield on the loan based on the fair value of the units received on the date of the loan. The common shares were valued based on the closing share price of Old Merus of $0.37 on the date of the loan. The warrants were valued based on a Black-Scholes option valuation model, using an exercise price of $0.40, the closing share price of Old Merus of $0.37 on the date of the loan, a term of two years, volatility of 100%, a risk free rate of 2%, and a dividend yield of $nil.

The loan fees were amortized over the six month term of the loan and recorded as interest income. $400,806 of interest related to these loan fees and $75,973 of cash interest was recorded in fiscal 2011. On October 14, 2011, the loan was paid in full, including all accrued interest.

On November 25, 2011, the Company advanced another loan to Old Merus in the amount of US$6,500,000, for purposes of making the second installment on the purchase of Vancocin. The term of the loan was six months, bearing interest at 12% per annum, and was eliminated upon the amalgamation of the Company with Old Merus in December 2011.

On September 30, 2011, the Company agreed to accept partial payment on the sale of Watt International Inc. in the form of a loan receivable in the amount of $350,000. The loan was non-interest bearing and due on demand. $150,000 of this amount was outstanding at December 31, 2011. The balance was received in full on January 18, 2012.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

7.	Real estate held for sale

The Company owned two properties in Toronto, which it had planned to develop for use. Given market conditions, the Company made a decision not to develop the properties and subsequently offered the properties for sale. In late 2011, the Company entered into an agreement to sell the properties. Book value of the properties approximates fair value, net of disposal costs. On February 27, 2012, the Company completed the sale of the properties for net proceeds of approximately $1,136,000.

8.	Bank indebtedness

Bank indebtedness consisted of a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements. Amounts borrowed under the facility bore interest at the bank prime rate. Drawings under the credit facility were secured by $2 million of the Company’s investment portfolio. Borrowings under the facility at October 1, 2010 were $780,000. This facility was cancelled by the Company in March 2011.

9.	Related party transactions

At December 31, 2011, the Company owed $2,000 to related parties. The amount owing is unsecured, non-interest bearing, and due on demand. All transactions were in the normal course of operations and have been recorded at their exchange amounts, which were the amounts agreed upon by the transacting parties.

The renumeration of directors and other members of key management personnel are as follows:

	Three months ended December 31
	2011	2010

Salaries	$86,501	$391,732
Share based compensation	20,910	-
	$107,411	$391,732

10.	Derivative liabilities

As part of its former investment strategy, the Company maintained a portfolio of derivative instruments consisting of various put options on large cap U.S. publicly-traded companies. The options were recorded at their fair value (October 1, 2010 - $775,318), based on quoted market prices. At December 31 and September 30, 2011, the Company held no put option positions or other derivative liabilities. Gains on losses on derivative instruments were included in net investment gains for the period.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

11.	Long-term debt

As at December 31, 2011, the Company owed US$3,804,133 pursuant to the acquisition of Vancocin (see note 5). This obligation was due on or before May 13, 2012, and was repaid on February 28, 2012.

The Company is party to a support services agreement with a distribution services provider. Under the terms of the agreement, the distribution services provider provided the Company with loan of $500,000 to be used for working capital purposes in consideration for being the Company’s exclusive provider of certain distribution services of the Company’s products in Canada. Payments are made based on net sales of Vancocin. The agreement is for a five year term with automatic renewal terms of two years until terminated. For the period ended December 31, 2011, the Company repaid $32,893. As at December 31, 2011, the carrying value of the loan is $467,107.

12.	Share capital

(a) Authorized:

Unlimited common shares without par value.

Issued:

	Three months ended		Twelve months ended
	December 31, 2011		September 30, 2011
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	8,028,377	$8,762,524	8,028,377	$8,762,524

Common shares issued pursuant to private placement	4,196,500	7,945,633	-	-

Common shares issued pursuant to amalgamation	11,750,946	23,501,892	-	-

Balance, end of period	23,975,823	$40,210,049	8,028,377	$8,762,524

(b)	Private placement

In December 2011, the Company completed a private placement consisting of 4,196,500 units at a price of $2.00. Each unit consists of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. Costs of the offering were approximately $447,000.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

(c)	Amalgamation

On December 19, 2011, the Company entered into a plan of arrangement whereby it amalgamated with Merus Labs International Inc. (“Old Merus”). Pursuant to the Arrangement, all of the outstanding common shares of Old Merus were exchanged on a 4:1 basis for common shares of the Company. Holders of options and warrants of Old Merus received options and warrants to purchase shares of the Company on the same terms and conditions after adjustment for the foregoing share exchange ratio. In connection with the amalgamation, the Company issued 11,750,946 common shares, 227,500 common share options and 2,403,557 common share warrants.

(d)	Stock option plan

The Company has reserved 2,327,582 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

On July 26, 2011 the Company granted its directors a total of 600,000 options at the exercise price of $2.00 per share. These options vest immediately and expire on July 25, 2016.

The estimated fair value of the options granted during fiscal 2011, using the Black-Scholes option pricing model, was $938,176 which was expensed fully in the financial statements in the fourth quarter of fiscal 2011 and has been included in equity as contributed surplus.

On October 31, 2011 the Company granted one of its directors 150,000 options at the exercise price of $2.00 per share. One third of the options vest immediately with one-third vesting on each of the next two anniversaries, and expire on October 31, 2016.

The estimated fair value of the options granted during the first three months of fiscal 2012, using the Black-Scholes option pricing model, was $246,203, of which $20,910 was expensed in the financial statements in the first three months of fiscal 2012 and has been included in equity as contributed surplus. The remaining expense will be recognized over the balance of the vesting period.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

(e)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended December 31
	2011		2010
Stock-based compensation expense	$20,910	$	nil
Weighted-average fair value of options	$1.64		N/A
Risk-free interest rate	2.0%		N/A
Volatility of the Company's
common shares	122%		N/A
Weighted average expected life of the
options	5 years		N/A
Expected dividends	Nil		Nil
Details of the options are as follows:
	Number of		Weighted average
	options		price per share
Options outstanding, October 1, 2010	-		$-
Options granted	600,000		2.00
Options exercised	-		-
Options cancelled	-		-
Options outstanding, September 30, 2011	600,000		$2.00
Options granted	150,000		2.00
Options issued pursuant to amalgamation	227,500		0.69
Options exercised	-		-
Options cancelled	-		-
Options exercisable, December 31, 2011	977,500		$1.69

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The range of exercise prices for options outstanding and exercisable options at December 31, 2011 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 0.40	197,500	0.51	197,500
$ 0.56	5,000	1.17	5,000
$ 2.00	750,000	4.62	650,000
$ 3.00	25,000	1.49	25,000

13.	Contributed surplus and warrants

Pursuant to the amalgamation in December 2011, the Company issued 227,500 stock options and 2,403,557 warrants in exchange for the existing issued and outstanding warrants of Old Merus. The fair value of these options and warrants was calculated using the Black-Scholes model to be $343,038 for the options and $1,932,385 for the warrants. These amounts were accounted for as contributed surplus and warrants, respectively.

	Number of	Weighted average
	warrants	exercise price

Balance, October 1, 2010 and
September 30, 2011	-	$ -
Warrants issued pursuant to private placement	2,098,250	3.00
Warrants issued pursuant to amalgamation	2,403,557	2.34
Warrants exercised	-	-
Balance, December 31, 2011	4,501,807	$ 2.65

The following share purchase warrants were outstanding at December 31, 2011:

	Number	Weighted Average
Exercise Price	Outstanding	Contractual Life
$ 0.80	175,000	1.22
$ 1.60	309,620	0.65
$ 2.60	1,918,937	1.33
$ 3.00	2,098,250	2.97

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

14.	Income taxes

The effective tax rate for the three months ended December 31, 2011 and 2010 was nil. The difference from the statutory rate of 28.75% is due primarily to available loss carryforwards. The Company is currently evaluating the impact of tax obligations acquired as part of its recent amalgamation.

Deferred tax relates to the following:

	December 31	September 30	October 1
	2011	2011	2010

Intangible assets	$1,366,110	$-	$-
Total deferred tax liabilities	$1,366,110	$-	$-

15.	Commitments

	(a)	Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

2012	$41,050

(b)	Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products (see note 5). As at December 31, 2011, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

Pursuant to the Company’s support services agreement with a distribution services provider, the Company is committed to repay the loan based on net sales of Vancocin until June 30, 2016 (see note 11).

(c)	Purchase and service based commitments

The Company is committed to making minimum purchases of inventory in the amount of US$168,957 (2010 - $nil).

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

16.	Management of capital

The Company includes the following in its definition of capital:

	December 31	September 30	October 1
	2011	2011	2010

Equity comprised of
Share capital	$40,210,049	$8,762,524	$8,762,524
Contributed surplus	31,083,296	30,719,348	29,781,172
Warrants	1,932,384	-	-
Deficit	(29,414,140)	(29,149,360)	(21,595,424)

	$43,811,589	$10,332,512	$16,948,272

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator or an external party. There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company’s current capital resources are sufficient to discharge its liabilities in the normal course of business as they become due.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

17.	Financial instruments

Fair Value

The Company’s carrying value of cash, accounts receivable, short-term investments, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		December 31
		2011
Classification	Carrying value	Fair value

Held-for-trading	$11,212,855	$11,212,855
Loans and receivables	1,572,350	1,572,350
Other financial liabilities	5,478,218	5,478,218

		September 30
		2011
Classification	Carrying value	Fair value

Held-for-trading	$8,193,787	$8,193,787
Loans and receivables	1,677,238	1,677,238
Other financial liabilities	686,339	686,339

		October 1
		2010
Classification	Carrying value	Fair value

Held-for-trading	$14,393,889	$14,393,889
Loans and receivables	11,170	11,170
Other financial liabilities	1,228,207	1,228,207

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

At December 31, 2011, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	December 31, 2011	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$9,722,658	$9,722,658	$-	$-
Short-term investments	1,490,197	226,277	1,263,920	-
Loans receivable	150,000	-	-	150,000
	$11,362,855	$9,948,935	$1,263,920	$150,000

Liabilities:
Long-term debt	$4,335,895	$-	$4,335,895	$-
	$4,335,895	$-	$4,335,895	$-

At September 30, 2011, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2011	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$5,059,650	$5,059,650	$-	$-
Short-term investments	3,134,137	979,547	2,154,590	-
Loans receivable	1,598,260	-	-	1,598,260
	$9,792,047	$6,039,197	$2,154,590	$1,598,260

Liabilities:	$-	$-	$-	$-
	$-	$-	$-	$-

At October 1, 2010, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	October 1, 2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$8,710,990	$8,710,990	$-	$-
Short-term investments	6,721,128	6,529,457	191,671	-
Investments	141,006	141,006	-	-
	$15,573,124	$15,381,453	$191,671	$-

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

Liabilities:
Derivatives liabilities	$775,318	$775,318	-	-
	$775,318	$775,318	$-	$-

Until December 19, 2011, a major component of the Company’s strategy revolved around investment operations. The Company’s business involved the purchase and sale of securities and, accordingly, the majority of the Company’s assets were comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In order to mitigate this risk, the Company maintains a significant cash balance in order to satisfy short-term liabilities as they come due.

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the period ended December 31, 2011 from a change in the closing price of the Company’s investments with all other variables held constant as at December 31, 2011:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
closing price	in closing price	in closing price

2%	$29,788	$(29,788)
4%	59,576	(59,576)
6%	89,364	(89,364)
8%	119,152	(119,152)
10%	148,940	(148,940)

(iii)	Currency risk:

The Company is subject to currency risk through its purchases of inventory in US dollars and through product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency payments, the Company may from time to time enter into foreign currency contracts to reduce its exposure to foreign currency risk. At December 31, 2011, the Company had no outstanding foreign exchange contracts.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The following assets and liabilities were denominated in foreign currencies at December 31, 2011 (U.S. dollar 1.0170), September 31, 2011 and October 1, 2010:

	December 31	September 30	October 1
	2011	2011	2010
Denominated in U.S. dollars
Cash	$19,733	$141,718	$4,238,259
Short-term investments	4,160	16,603	5,417,345
Trade and other receivables	-	-	350,377
Trade and other payables	(129,122)	-	(124,539)
Derivative liabilities	-	-	(775,318)
Deferred revenue	-	-	(24,968)
Long term debt	(3,868,788)	-	-
Net assets denominated in U.S. dollars	$(3,974,017)	$158,321	$9,081,157

Denominated in Danish kroner
Investments held for trading	$-	-	$61,080
Net assets denominated in Danish kroner	$-	-	$61,080

Denominated in euros
Cash	$-	-	$(34,668)
Accounts payable	-	-	(40,892)
Net assets denominated in euros	$-	-	$(75,560)

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the period ended December 31, 2011 from a change in the U.S. dollar with all other variables held constant as at December 31, 2011:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currency	in foreign currency

2%	$(79,480)	$79,480
4%	(158,961)	158,961
6%	(238,441)	238,441
8%	(317,921)	317,921
10%	(397,402)	397,402

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash, short-term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time,invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. At December 31, 2011, the Company held no interest-bearing investments. Also, the Company had no exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. It is management’s opinion that the Company is not exposed to significant interest rate risk.

18.	Assets held for sale and discontinued operations

On September 30, 2011, the Company completed the sale of its wholly-owned subsidiary, Watt International Inc. Gross proceeds from the sale were $2,150,000, consisting of $1,800,000 cash paid on closing and a loan receivable for $350,000. The disposition of Watt resulted in a loss on disposal of discontinued operations, net of income taxes, of $460,487.

The balance sheet of Watt International Inc. includes the following:

	December 31	September 30	October 1
	2011	2011	2010
Assets
Accounts receivable	$-	-	$ 2,145,119
Prepaid expenses	-	-	396,586
Property and equipment	-	-	402,220
	$-	-	$ 2,943,925

Liabilities
Accounts payable and accrued liabilities	$-	-	$ 519,342
Deferred revenue	-	-	76,883
Current portion of long-term debt	-	-	27,326
Long-term debt	-	-	70,178
	$-	-	$ 693,729

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The results of Watt International Inc. were as follows:

	Three months ended December 31
	2011	2010

Revenues	$-	$1,810,345

Operating expenses	-	1,926,137
Interest expense	-	2,880
Depreciation	-	76,846

Net loss	$-	$(195,518)

19.	Events after the reporting date

On March 7, 2012, the Company announced that it had completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). The Company acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials for total consideration of approximately $4,042,000, fully paid at closing. Merus has also entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. (“Vansen”) to market the product in the United States. As part of this arrangement, the Company agreed to provide Vansen with a short-term loan in the amount of US$1,000,000 for working capital purposes.

20.	First time adoption of IFRS

The Company has adopted IFRS on October 1, 2011 with a transition date of October 1, 2010. Under IFRS 1 First-time Adoption of International Financial Reporting Standards the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions on to its opening consolidated balance sheet dated October 1, 2010:

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after October 1, 2010.

Consolidated and separate financial statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to October 1, 2010, which have been accounted for in accordance with Canadian GAAP.

Cumulative translation differences

IFRS 1 provides an exemption that a first-time adopter need not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has taken advantage of this election and deemed the cumulative translation differences for all subsidiaries to be zero at October 1, 2010.

IFRS 1 also outlines guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening consolidated balance sheet dated October 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates in accordance with IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with previous GAAP, unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates at October 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. While adoption of IFRS has not changed the Company’s cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP consolidated balance sheets and consolidated statements of loss and comprehensive loss have been reconciled to IFRS, with the resulting differences explained.

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The Canadian GAAP balance sheet at October 1, 2010 has been reconciled to IFRS as follows:

		As at October 1, 2010
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Assets
Current
Cash	$8,710,990	$-	$8,710,990
Short-term investments	6,721,128	-	6,721,128
Trade and other receivables (note 20(a))	2,085,474	70,815	2,156,829
Prepaid expenses	331,037	-	331,037
Real estate held for sale	1,116,000	-	1,116,000
	18,964,269	70,815	19,035,444
Non-current
Investments	141,006	-	141,006
Property and equipment	436,918	-	436,918
	$19,569,553	$70,815	$19,640,368
Liabilities
Current
Bank indebtedness	$780,000	$-	$780,000
Trade and other payables	955,149	-	955,149
Derivative liabilities	775,318	-	775,318
Deferred revenue (note 20(a))	92,956	(16,073)	76,883
Long-term debt due within one year	27,326	-	27,326
	2,630,749	(16,073)	2,614,676

Long-term debt	70,178	-	70,178
	2,700,927	(16,073)	2,684,854
Equity
Share capital	8,762,524	-	8,762,524
Contributed surplus	29,781,172	-	29,781,172
Deficit	(21,682,312)	86,888	(21,595,424)
	16,861,384	86,888	16,948,272
Non-controlling interest	7,242	-	7,242
	16,868,626	86,888	16,955,514
	$19,569,553	$70,815	$19,640,368

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The Canadian GAAP balance sheet at December 31, 2010 has been reconciled to IFRS as follows:

		As at December 31, 2010
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Assets
Current
Cash	$8,459,844	$-	$8,459,844
Short-term investments	7,598,893	-	7,598,893
Trade and other receivables (note 20(a))	1,941,421	(32,650)	1,908,771
Prepaid expenses	234,027	-	234,027
Real estate held for sale	1,116,000	-	1,116,000
	19,350,185	(32,650)	19,664,330
Non-current
Investments	137,466	-	137,466
Property and equipment	399,195	-	399,195
	$19,886,846	$(32,650)	$19,854,196
Liabilities
Current
Bank indebtedness	$870,000	$-	$870,000
Trade and other payables	671,038	-	671,038
Derivative liabilities	406,389	-	406,389
Deferred revenue (note 20(a))	263,800	(164,589)	99,211
Long-term debt due within one year	27,999	-	27,999
	2,239,226	(164,589)	2,074,637

Long-term debt	63,373	-	63,373
	2,302,599	(164,589)	2,138,010
Equity
Share capital	8,762,524	-	8,762,524
Contributed surplus	29,781,172	-	29,781,172
Deficit (note 20(a))	(20,967,534)	131,939	(20,835,595)
	17,576,172	131,939	17,708,101
Non-controlling interest	8,085	-	8,085
	17,584,247	131,939	17,716,186
	$19,886,846	$(32,650)	$19,854,196

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The Canadian GAAP statement of operations and comprehensive income for the three months ended December 31, 2010 has been reconciled to IFRS as follows:

	For the three months ended December 31, 2010
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Revenues	$-	$-	$-
Cost of goods sold	-	-	-
Gross margin	-	-	-

Operating expenses
General and administrative	602,941	-	602,941
Acquisition costs	-	-	-
	602,941	-	602,941
Loss before depreciation, amortization, interest expense, investment income and taxes	(602,941)	-	(602,941)

Depreciation	7,432	-	7,432
Interest expense	7,154	-	7,154
Investment income	(1,574,404)	-	(1,574,404)
Earnings before income taxes, non- controlling interest, and discontinued operations	956,877	-	956,877

Income tax recovery – current	-	-	-
future	-	-	-

Earnings from continuing operations	956,877	-	956,877

Loss from discontinued operations, net of income tax (note 20(a))	(240,569)	45,051	(195,518)

Net income and comprehensive income	716,308	45,051	761,359

Non-controlling interest	1,530	-	1,530

Income attributable to shareholders of Merus	$714,778	$45,051	$759,829

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The Canadian GAAP balance sheet at September 30, 2011 has been reconciled to IFRS as follows:

		As at September 30, 2011
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Assets
Current
Cash	$5,059,650	$-	$5,059,650
Short-term investments	3,134,137	-	3,134,137
Trade and other receivables	78,978	-	78,978
Loans receivable	1,598,260	-	1,598,260
Prepaid expenses	19,676	-	19,676
Real estate held for sale	1,116,000	-	1,116,000
	11,006,701	-	11,006,701
Non-current
Property and equipment	12,150	-	12,150
	$11,018,851	$-	$11,018,851
Liabilities
Current
Trade and other payables	$686,339	$-	$686,339
	686,339	-	686,339
Equity
Share capital	8,762,524	-	8,762,524
Contributed surplus	30,719,348	-	30,719,348
Deficit	(29,149,360)	-	(29,149,360)
	10,332,152	-	10,332,512
	$11,018,851	$-	$11,018,851

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The Canadian GAAP statement of operations and comprehensive income for the year ended September 30, 2011 has been reconciled to IFRS as follows:

	For the year ended September 30, 2011
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Sales	$-	$-	$-
Cost of goods sold	-	-	-
Gross margin	-	-	-

Operating expenses
Sales and marketing	-	-	-
General and administrative	2,587,633	-	2,587,633
Acquisition costs	-	-	-
	2,587,633	-	2,587,633
Loss before depreciation, amortization, interest expense, investment income and taxes	(2,587,633)	-	(2,587,633)

Depreciation	17,062	-	17,062
Interest expense	10,865	-	10,865
Restructuring costs	6,061,413	-	6,061,413
Investment income	(1,882,347)	-	(1,882,347)
Loss before income taxes, non-controlling interest and discontinued operations	(6,794,626)	-	(6,794,626)

Income tax recovery – current	-	-	-
future	-	-	-

Loss from continuing operations	(6,794,626)	-	(6,794,626)

Loss on disposal of discontinued operations net of income tax (note 20(a))	(396,471)	(64,016)	(460,487)

Loss from discontinued operations, net of income tax (note 20(a))	(240,569)	64,016	(218,953)

Net loss and comprehensive loss	(7,474,066)	-	(7,474,066)

Non-controlling interest	(7,018)	-	(7,018)

Loss attributable to shareholders of Merus	$(7,467,048)	$-	$(7,467,048)

Merus Labs International Inc.
Notes to Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
For the three months ended December 31, 2011 and 2010

The adoption of IFRS has had no impact on the net cash flows of the Company.

(a)	Assets held for disposal and income from discontinued operations

The Company’s former subsidiary, Watt International Inc., recognized revenue under the substantial completion method. Under IFRS, revenue is required to be measured using the percentage–of-completion method. The impact of applying this policy was an adjustment to work-in-progress and accrued revenue at October 1, 2010 and December 31, 2010 and a related adjustment to income from discontinued operations for the three months ended December 31, 2010. There was no adjustment to the balance sheet at September 30, 2011 as the sale of the subsidiary was completed prior to the period end.